Certificate of Continuance Certificat de prorogation Canada Business Corporations Act Loi canadienne sur les sociétés par actions Concordia International Corp. Corporate name / Dénomination sociale 1085482-4 Corporation number / Numéro de société I HEREBY CERTIFY that the above-named JE CERTIFIE que la société susmentionnée, dont corporation, the articles of continuance of which les clauses de prorogation sont jointes, est are attached, is continued under section 187 of prorogée en vertu de l'article 187 de la Loi the Canada Business Corporations Act (CBCA). canadienne sur les sociétés par actions (LCSA). Virginie Ethier Director / Directeur 2018-06-22 Date of Continuance (YYYY-MM-DD) Date de prorogation (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 11
Articles of Continuance
Canada Business Corporations Act (CBCA) (s. 187)

Formulaire 11
Clauses de prorogation
Loi canadienne sur les sociétés par actions (LCSA) (art. 187)

1 Corporate name
Dénomination sociale

Concordia International Corp.

2 The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social

ON

3 The classes and the maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

4 Restrictions on share transfers
Restrictions sur le transfert des actions

None

5 Minimum and maximum number of directors
Nombre minimal et maximal d'administrateurs

Min. 3 Max. 11

6 Restrictions on the business the corporation may carry on
Limites imposées à l'activité commerciale de la société

There are no restrictions on the business the Corporation may carry on or the powers the Corporation may exercise.

7 (1) If change of name effected, previous name
S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

Not Applicable / Sans objet

(2) Details of incorporation
Détails de la constitution

See attached schedule / Voir l'annexe ci-jointe

8 Other Provisions
Autres dispositions

None

9 Declaration: I certify that I am a director or an officer of the company continuing into the CBCA.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société se prorogeant sous le régime de la LCSA.

Original signed by / Original signé par

Francesco Tallarico

Francesco Tallarico

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

IC 3247 (2008/04)

Schedule / Annexe Company History / Historique de l'entreprise The Corporation was formed in Ontario by articles of amalgamation on 1 January 2016 under the Corporations Business Act (Ontario).